FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")
#128, 7900 Callaghan Road

San Antonio, Texas 78229

Item 2 Date of Material Change

March 16, 2026.

Item 3 News Release

The press release attached as Schedule "A" was released on March 16, 2026 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

March 16, 2026.

Schedule "A"

HIVE DIGITAL TECHNOLOGIES LTD.

HIVE's BUZZ HPC Expands Data Center Footprint into British
Columbia with 4 Times Growth in Liquid-Cooled AI Data Center
Capacity

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated November 25, 2025 to its short form base shelf prospectus dated October 31, 2025.

San Antonio, Texas, March 16, 2026 - HIVE Digital Technologies Ltd. (TSX.V: HIVE) (Nasdaq: HIVE) (FSE: YO0) (BVC: HIVECO) (the "Company" or "HIVE"), a global leader in sustainable digital infrastructure and AI compute, through its wholly owned subsidiary BUZZ High Performance Computing ("BUZZ"), today announced a 4x expansion of its liquid-cooled AI data center capacity through its previously announced strategic data center partner in Canada, growing the existing 4 megawatts ("MW") in Manitoba to 16.6 MW of critical IT load across two Canadian provinces (all figures referenced herein are in critical IT load), expanding HIVE's BUZZ HPC Sovereign AI Compute offering in Canada (all amounts in US dollars, unless otherwise indicated).

The expansion adds a new colocation facility in British Columbia, providing an immediate 5 MW of capacity with an option to scale an additional 7.6 MW. This new immediate capacity facilitates the deployment of upwards of 2,000 next-generation high-power density AI-optimized GPUs in British Columbia, complementing the capacity for approximately 2,000 GPUs in BUZZ's existing Manitoba facility. In total, the Company now has a near-term ramp to over 4,000 GPUs in Canada through its data center partnerships and its own sites, accelerating the Company's previously announced GPU AI cloud deployment targets for calendar 2026.

4 Times Growth in Sovereign AI Data Center Runway Across Canada

The Company's AI colocation footprint with Bell Canada AI Fabric, its strategic data center partner, now spans two provinces in Western Canada:

• Manitoba: 4 MW of critical IT load. BUZZ has deployed 504 next-generation AI-optimized GPUs consuming approximately 1 MW, with 3 MW of remaining capacity to support approximately 1,500 additional GPUs.

• British Columbia (Phase 1): 5 MW of critical IT load, available immediately. This capacity supports the deployment of approximately 2,000 next-generation, high-power-density, AI-optimized GPUs.

• British Columbia (Phase 2): Option for an additional 7.6 MW of critical IT load in 2027, supporting an additional 3,000 next-generation high-power density AI-optimized GPUs.

In aggregate, the Company now has a growth path to over 6,000 new GPU deployments in Canada through this strategic data center partnership with Bell Canada AI Fabric, providing the infrastructure runway for its GPU cloud revenue objectives.

Importantly, no additional capital expenditures are required to secure this expanded colocation capacity. Deposits made by the Company in 2025 with the strategic data center partner are sufficient to secure the full growth pipeline. Standard operational costs associated with GPU procurement, installation, and ongoing data center operations remain separate and are expected as part of normal business activities.

Accelerating AI Cloud Growth

The Company previously disclosed a target of achieving new deployments of 6,000 latest generation GPUs for AI cloud. This colocation expansion provides the infrastructure required to achieve that target on an accelerated basis. 4,000 next-generation AI-optimized GPUs are targeted for contracted revenue in the next 6 months (including 2,000 high-power density GPUs in BC). The Company expects further expand another 2000 high-power density GPUs through additional partner data centers or its own data centers, reaching 6000 GPUs in Canada, with a target of $200 million in contracted annualized run-rate revenue ("HPC ARR") by the end of this fiscal year (period end March 31, 2027). For new long-term GPU contracts with enterprise clients, the Company is targeting 75% HPC EBITDA.

"Nations that control their own AI compute will lead the next era of global innovation. Canada has the talent, the energy, and now, with BUZZ, the infrastructure to compete at the highest level," said Frank Holmes, Executive Chairman of HIVE. "Since 2017, HIVE has demonstrated the ability to build, scale, and operate complex digital infrastructure with consistency and rigor across nine time zones and three continents. We are now applying that same discipline to AI. Our dual-engine model, Tier-I Bitcoin mining generating cash flow and Tier-III AI compute delivering high-margin recurring revenue, was built for exactly this moment. This expansion with Bell is a statement of conviction. We believe sovereign AI compute will define the next decade of Canadian innovation, and HIVE intends to be at the center of it. Moreover, in addition to our exciting growth ramp, HIVE owns and operates other data centres in Canada, which prime for conversion for hyperscaler colocation, and even government or military contracts. Notably, indications to management are that our 70 MW site in New Brunswick offers the scale of powered land for hyperscaler needs, and we believe the location of our 7.6 MW Toronto Airport site is very attractive to government or military applications."

Aydin Kilic, President and CEO of HIVE, added: "This expansion gives us committed liquid-cooled data center capacity across two provinces, and a clear path to over 6,000 next-generation AI-optimized GPUs in Canada. As demand for AI compute ramps, we can move quickly to deploy additional clusters of AI- optimized GPUs online to realize our ARR targets for 2026, while scaling EBITDA in a cap-ex light strategy. The data center infrastructure is now secured, and the demand for compute is strong. We are seeing economics where 3-year deals and 5-year deals for longer-term GPU contracts provide investors with comfort that there is a strong fundamental return on the investment and deployment of these GPU clusters. Investors should expect near-term updates on GPU procurement and cloud revenue contracts as we execute on this accelerated timeline."

* As used herein, "HPC EBITDA" is defined as earnings from HPC operations before deducting HPC-related interest, taxes, depreciation and amortization. "HPC ARR", as a metric, represents total HPC revenue only, and does not represent profitability. HPC ARR is presented here as a measure of growth. These non- GAAP measures should be read in conjunction with and should not be viewed as alternatives to or replacements for measures of operating results and liquidity presented in accordance with GAAP in HIVE's quarterly and annual financial statements. All financial projections reflect current market sentiment and public disclosures as of March 2026; actual outcomes may vary. Investors should conduct their own due diligence.

Capital Allocation and Future Investment Strategy in Europe

As previously disclosed, HIVE has operated in Sweden since 2017, establishing multiple successful datacenter facilities powered entirely by renewable energy. Over that time, HIVE has made meaningful contributions to the local economy by engaging numerous subcontractors and supporting community initiatives such as the Boden Hockey Club. Notably, HIVE was also the first datacenter operator in Sweden to participate in the national grid-balancing program in collaboration with Svenska Kraftnät and Vattenfall, helping stabilize renewable power supply while supporting regional energy infrastructure.

HIVE's acquisition of the 7 MW datacenter in Boden, Sweden, in November 2023 marked an early step in the Company's strategic transition from Tier-I digital infrastructure toward Tier-III high-performance computing and artificial intelligence infrastructure. While the site initially operated as part of HIVE's renewable-powered hashrate production, the facility was subsequently designated for conversion to Tier- III AI and HPC standards capable of supporting enterprise-grade GPU clusters.

As part of this transition, HIVE is progressively phasing down its ASIC-based hashrate production (provided to foreign Bitcoin mining pool customers) at its larger Boden facility, enabling the Company to redeploy resources toward its expanding AI and HPC strategy in Europe.

This strategic shift has been driven by increasing challenges faced by HIVE's Swedish subsidiaries in their traditional hashrate production business. Recently, the Company has experienced ongoing enforcement actions and what it believes are misapplications of existing tax rules by the Swedish tax authorities. Despite receiving supportive opinions from several respected law firms, a tier-1 accounting firm, and top local academics specializing in Swedish value-added-tax matters, the authorities have imposed a security deposit requirement on disputed tax assessments. Historically, because of the strength of the Company's case, it had always been granted deferrals, while awaiting a final judicial appeal. These developments have created operational uncertainty and have limited the Company's ability to continue operating its traditional hashrate production model on a consistent economic basis.

In response to these evolving conditions, HIVE has determined that continuing its ASIC-based hashrate production model may no longer be economically viable in Sweden, and the Company will begin exploring the phase out of these activities.

As a proactive solution, HIVE is shifting its strategic focus toward high-performance computing and artificial intelligence Tier-III datacenters. This transition is already underway with the upgrade of the Company's 7 MW facility in Boden to a Tier-III design. Construction is currently in progress, and the facility is expected to support GPU clusters based on the NVIDIA GB300 GPU architecture, designed to power demanding AI training and inference workloads.

This investment will position HIVE at the forefront of next-generation digital infrastructure while ensuring the Company remains a contributor to the region's technological development. For the Boden community, these next-generation datacenters are expected to support local economic growth, strengthen education partnerships, and attract technology-focused businesses, further solidifying the region's reputation as a hub for digital innovation.

RSU Grants Reinforce Commitment to Sustainable Growth

To ensure the team delivering on HIVE's current and future vision has direct alignment with shareholders, HIVE is granting 2,849,400 Restricted Share Units ("RSUs") to employees, officers, directors, and consultants under its RSU plan, with a mandatory one-year TSX Venture Exchange vesting period. This aligns management with investors to build long-term value. Inspired by Harvard Business School research on non-linear incentives, these quarterly milestone-based awards foster innovation and retention-aligning global talent from Paraguay to Sweden with HIVE's vision for sustainable growth and minimal dilution.

HIVE has shared these RSUs with all employees, both new and long-serving, to preserve its unique culture, which focuses on efficiency and return on invested capital.

About HIVE Digital Technologies Ltd.

Founded in 2017, HIVE Digital Technologies Ltd. is the first publicly listed company to mine digital assets powered by green energy. Today, HIVE builds and operates next-generation Tier-I and Tier-III data centers across Canada, Sweden, and Paraguay, serving both Bitcoin and high-performance computing clients. HIVE's twin-turbo engine infrastructure-driven by hashrate services and GPU-accelerated AI computing-delivers scalable, environmentally responsible solutions for the digital economy.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

About BUZZ HPC

BUZZ High Performance Computing (BUZZ HPC), a wholly owned subsidiary of HIVE Digital Technologies Ltd. (TSX.V: HIVE) and an NVIDIA Cloud Partner, delivers enterprise-grade cloud services and large-scale GPU clusters. The platform supports a suite of managed services, including Kubernetes, Slurm, virtual machines, and bare-metal deployments optimized for AI, machine learning, and scientific workloads. Headquartered in Canada with a global reach, BUZZ HPC is one of the first and few Canadian sovereign AI platforms operating at scale. Since 2017, it has deployed supercomputing environments across Canada and the Nordics. Its Tier-III+ data centres powered entirely by renewable energy and engineered with ultra- low Power Usage Effectiveness (PUE) host thousands of industrial-grade GPUs across North America and Europe used for AI model training, fine-tuning and inference.

Through its Green GPU initiative, BUZZ HPC combines AI innovation with sustainability, offering localized expertise and global infrastructure.

Learn more at https://www.buzzhpc.ai

For further information, please contact:

Craig Tavares, BUZZ HPC President and COO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of applicable Canadian securities laws, which may include but is not limited to statements regarding: the anticipated benefits of the partnership between BUZZ HPC and Bell Canada; the expected deployment, timing, capacity, and expansion of BUZZ HPC's NVIDIA-accelerated infrastructure; the potential impact on Canadian AI innovation, competitiveness, and economic growth; compliance with privacy, cybersecurity, and data residency regulations; the use of renewable energy; and any other future-oriented statements. Forward-looking information is based on current expectations, estimates, forecasts, and projections, as well as management's beliefs and assumptions, including that the partnership will proceed as planned, infrastructure will be deployed on the expected timelines and within budget, demand for AI computing will continue to grow, and regulatory requirements will remain consistent with current expectations, and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

Forward-looking information involves known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: the risk that deployment timelines may change; that costs may exceed expectations; that demand for AI infrastructure may be lower than anticipated; that partnerships or regulatory approvals may not materialize as expected; that GPU supply and procurement timelines may be subject to change; that revenue projections are based on current market conditions and assumptions that may not materialize; and the risk factors described in the Company's continuous disclosure documents available on SEDAR+ at www.sedarplus.ca. Readers are cautioned not to place undue reliance on forward-looking information. The Company disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by law.